ATS to Host Second Quarter Earnings Call Wednesday November 5, 2025, at 8:30 a.m. Eastern

10/27/2025

CAMBRIDGE, ON / BUSINESS WIRE / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) will report its financial results for the second quarter ended September 28, 2025, before markets open on Wednesday November 05, 2025.
At 8:30 a.m. Eastern on November 05, 2025, the Company will host a conference call and webcast of management's quarterly remarks and follow up question and answer period with analysts. The listen-only webcast can be accessed at https://events.q4inc.com/attendee/773001329 and the conference call can be accessed by dialing (888) 660-6652 five minutes prior and quoting reference number 8782510.

A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight November 12, 2025) by dialing (800) 770-2030 and entering passcode 8782510.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs approximately 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Ocampo Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 docampo@atsautomation.com
For general media inquiries, contact:
Matthew Robinson
Director, Corporate Communications & Affairs
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com

SOURCE: ATS Corporation